Exhibit 3.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

DOMINION QUESTAR CORPORATION

In accordance with the provisions of the Utah Revised Business Corporation Act, Dominion Questar Corporation hereby adopts the following Amended and Restated Articles of Incorporation.

ARTICLE I

NAME

The name of the corporation is Dominion Questar Corporation.

ARTICLE II

DURATION

The duration of the corporation is perpetual.

ARTICLE III

PURPOSE

The pursuit of business agreed upon and for which said corporation is formed is:

1. To engage in any business involving energy and energy related matters, including the production, sale, storage, transportation, distribution and marketing of oil, gas, petroleum chemicals, petrochemicals, hydrocarbons, coal, ores, metals and other minerals and mineral solutions and any and all other natural resources and the derivatives, products and by-products thereof, and, in such connection, to search, prospect and explore for oil, gas, petroleum, coal, ores, metals, minerals and any and all other natural resources and to produce, manufacture, reduce, refine, prepare, distill and otherwise deal in and with the same and their derivatives, products and by products; to lay down, construct, maintain and operate pipelines, tubes, tanks, pump stations, compressor stations, gas purification and dehydration plants, gasoline plants, tubes, tanks, pump station, compressor stations, gas purification and dehydration plants, gasoline plants, connections, fixtures, storage houses and reservoirs and such machinery, apparatus, devises and arrangements as may be necessary to operate the same; to own, hold, use and occupy such lands, rights of way, easements, franchises, buildings, plants and structures as may be necessary to accomplish the objects or purposes aforesaid; and in general to engage in such other activity as may in any way relate to or be used or useful in connection with any one or more of the foregoing businesses.

2. To purchase or otherwise acquire or assume, through subsidiary corporations or otherwise, as a holding company, the properties, real, personal and mixed, rights, privileges, primary and secondary franchises, licenses and certificates of convenience and necessity of any corporation.

3. To engage in any lawful activity for which corporations may be organized under the laws of the State of Utah.

ARTICLE IV

REGISTERED AGENT

The registered agent of the corporation is CT Corporation System 7140008-0250.

ARTICLE V

PRINCIPAL OFFICE

The principal office of the corporation is 333 South State Street, Salt Lake City, UT 84145.

ARTICLE VI

AUTHORIZED SHARE CAPITAL

The number of shares the corporation is authorized to issue is 1,000 shares, all of which are of one class designated as common stock having no par value per share. The holders of the common stock shall have unlimited voting rights and are entitled to receive distributions, including dividends, when declared by the board of directors and the net assets of the corporation upon the liquidation, dissolution or winding up of the affairs of the corporation.

ARTICLE VII

DIRECTORS

The number of directors of the corporation shall be fixed in the bylaws.

ARTICLE VIII

DIRECTOR LIABILITY

Liability of the corporation’s directors to the corporation and its stockholders shall be limited to the fullest extent permitted by Utah law for monetary damages for any action taken or any failure to take any action as a director. Any repeal or modification of this paragraph by the stockholders shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of the corporation for acts or omissions occurring prior to the effective date of such repeal or modification.